September 20, 2023

Mindy Rotter, Esq., CPA

Division of Investment Management, Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

rotterm@sec.gov

212-336-1096

RE: Advisors Preferred Trust, File Nos. 333-184169, 811-22756

Dear Ms. Rotter:

On August 22, 2023, you provided telephonic comments with respect to the prospectuses and annual reports for the fiscal years ending in 2022, for several funds (each a "Fund" and together the "Funds"), each a series of Advisors Preferred Trust (the "Trust" or "Registrant"), which were included in Form N-CSR. The relevant funds are listed below for ease of reference.

Fund #	Series ID	FYE	Series Name
1	S000041789	6/30/2022	Quantified Managed Income Fund
2	S000041791	6/30/2022	Quantified Market Leaders Fund
3	S000041792	6/30/2022	Quantified Alternative Investment Fund
4	S000051349	6/30/2022	Quantified STF Fund
5	S000066117	6/30/2022	Quantified Pattern Recognition Fund
6	S000066118	6/30/2022	Quantified Tactical Fixed Income Fund
7	S000066116	6/30/2022	Quantified Evolution Plus Fund
8	S000066115	6/30/2022	Quantified Common Ground Fund
9	S000071104	6/30/2022	Quantified Tactical Sectors Fund
10	S000071458	6/30/2022	Quantified Rising Dividend Tactical Fund
11	S000071457	6/30/2022	Quantified Government Income Tactical Fund
12	S000043121	9/30/2022	Spectrum Low Volatility Fund
13	S000049076	9/30/2022	Spectrum Active Advantage Fund
14	S000071467	9/30/2022	Spectrum Unconstrained Fund
15	S000039311	12/31/2022	OnTrack Core Fund
16	S000040754	12/31/2022	The Gold Bullion Strategy Fund
1

17	S000041687	12/31/2022	The Gold Bullion Strategy Portfolio
18	S000065569	12/31/2022	Kensington Managed Income Fund - MERGED
19	S000065875	8/31/2022	Hundredfold Select Alternative Fund

Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1. Applies to Funds 1-11. Item 11(b) of Form N-CSR filed September 8, 2022, refers to a specified time period (i.e. "last fiscal half-year") but the Form requires the period covered by the report (i.e. full year). Please confirm in correspondence (i) that the required period will be used in the future and (ii) that there were no changes to the Registrant's internal controls over financial reporting during the period covered that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

Response: The Registrant undertakes to use the required period in future filings and confirms that there were no changes to the Registrant's internal controls on financial reporting during the period covered that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

Comment 2. Applies to Funds 2 and 7. Form N-CEN filed on September 12, 2022 discloses a NAV error under Item B.22. Please describe in correspondence:

i.	The nature of the error
ii.	Dollar impact on each Fund
iii.	Whether or not share transactions were reprocessed
iv.	If reprocessing was not required, why was this not disclosed in N-CEN
v.	The accounting authority for approach taken on NAV correction
vi.	Confirm that any harmed shareholders were made whole
vii.	Confirm procedures exist or have been adopted to minimize the chances of such errors recurring.

Response. The Registrant describes Item 22.b responses as follows.

(a)	As to the Quantified Market Leaders Fund (Fund 2).

(i)	The nature of the error. On December 20, 2021, two swap closing transactions were sent over on the daily trade file. Those trades were booked on December 21, 2021 as they should have been, however, they were booked as "opening" transactions instead of "close out" transactions. This was discovered on December 22, 2021 while completing the broker reconciliation.

(ii)	Dollar impact on Fund. Had the shareholder activity not been reprocessed, the Fund would have benefitted by $11,432.93 as the NAV was overstated when there were net subscriptions.
(iii)	Whether or not share transactions were reprocessed. Reprocessed as the error was greater than $0.01 and more than ½ of 1% of total net asset value of the Fund.
(iv)	If reprocessing was not required, why was this not disclosed in N-CEN. Not applicable.
(v)	The accounting authority for approach taken on NAV correction. The Fund as a series of the Trust follows the Trust's Error Correction Policy, which is based upon SEC staff guidance from the late 1990s to early 2000s era. This guidance was acknowledged by the SEC in the Rule 2a-5 Adopting Release, at page 72. "Some commenters had suggested that we set an NAV error threshold, similar to that generally utilized in the industry at $0.01 a share or 0.5 percent of the NAV, as the threshold for prompt reporting [of material discrepancies to the fund board]. While we decline to establish that specific standard as what constitutes a 'material error in the calculation of net asset value' for purposes of the final rule, we agree that relying upon that standard would not be unreasonable."
(vi)	Confirm that any harmed shareholders were made whole. The Registrant notes that because of the reprocessing, there was no harm to shareholders.
(vii)	Confirm procedures exist or have been adopted to minimize the chances of such errors recurring. The Registrant notes that some procedures are still subject to human error no matter how detailed policies and procedures may be. In terms of remediation, the Fund Accountant and reviewer were reminded of the importance of reviewing the transaction codes on manually booked trades.

(b)	As to the Quantified Evolution Plus Fund (Fund 7).

(i)	The nature of the error. On July 9, 2021, fund accounting received a trade file from the advisor that had an opening swap trade referencing VGK (Vanguard FTSE Europe ETF). It was booked on July 12, 2021 (T+1). The trade ticket showed a price of $97.9895 and a notional of 970,096.05, however, the reconciliation team noticed this did not match what was reflected on the broker statement. The reconciliation team reached out to the advisor to confirm the trade details. The advisor responded stating the trade ticket was incorrect and sent over an updated trade ticket. The Fund Accountant did not see the updated trade file and used the incorrect ticket to book the trades. The advisor did not copy the entire group on the updated trade file, so the reviewer did not realize the trade ticket was incorrect.

(ii)	Dollar impact on Fund. Had the shareholder activity not been reprocessed, the Fund would have been harmed by $912.66 as the NAV was understated when there were net subscriptions.
(iii)	Whether or not share transactions were reprocessed. Reprocessed as the error was greater than $0.01 and more than ½ of 1% of total net asset value of the Fund.
(iv)	If reprocessing was not required, why was this not disclosed in N-CEN. Not applicable.
(v)	The accounting authority for approach taken on NAV correction. The fund as a series of the Trust follows the Trust's Error Correction Policy, which is based upon SEC staff guidance from the late 1990s to early 2000s era. This guidance was acknowledged by the SEC in the Rule 2a-5 Adopting Release, at page 72. "Some commenters had suggested that we set an NAV error threshold, similar to that generally utilized in the industry at $0.01 a share or 0.5 percent of the NAV, as the threshold for prompt reporting [of material discrepancies to the fund board]. While we decline to establish that specific standard as what constitutes a 'material error in the calculation of net asset value' for purposes of the final rule, we agree that relying upon that standard would not be unreasonable."
(vi)	Confirm that any harmed shareholders were made whole. The Registrant notes that because of the reprocessing, there was no harm to shareholders.
(vii)	Confirm procedures exist or have been adopted to minimize the chances of such errors recurring. The Registrant notes that some procedures are still subject to human error no matter how detailed policies and procedures may be. In terms of remediation, the Fund Accountant has been reminded to make sure they are reading all emails related to their fund and not to rely on a supervisor or manager to see the email and tell them to update the trade.

Comment 3. Applies to Fund 13. Form N-CEN filed on December 13, 2022 discloses a NAV error under Item B.22. Please describe in correspondence:

i.	The nature of the error

ii.	Dollar impact on the Fund
iii.	Whether or not share transactions were reprocessed
iv.	If reprocessing was not required, why was this not disclosed in N-CEN
v.	The accounting authority for approach taken on NAV correction
vi.	Confirm that any harmed shareholders were made whole
vii.	Confirm procedures exist or have been adopted to minimize the chances of such errors recurring.

Response.

Spectrum Active Advantage Fund

(i)	The nature of the error. On December 3, 2021, a futures trade was received for a close of NQZ1 (Nasdaq 100 futures contracts) for 25 contracts with a price of $15,992.24. While completing the broker reconciliation on Monday, December 6, 2021, it was noticed the price sent on the trade file was incorrect. Fund accounting contacted the advisor, and a new trade file was sent over.
(ii)	Dollar impact on Fund. The value of the Fund would have been overstated by $159,880. However, there was no shareholder activity on the day of the overstated NAV.
(iii)	Whether or not share transactions were reprocessed. As there was no shareholder activity, there were no transactions to be reprocessed; however, the NAV was reprocessed as the error was greater than $0.01 and more than ½ of 1% of total net asset value of the Fund.
(iv)	If reprocessing was not required, why was this not disclosed in N-CEN. Not applicable.
(v)	The accounting authority for approach taken on NAV correction. The Fund as a series of the Trust follows the Trust's Error Correction Policy, which is based upon SEC staff guidance from the late 1990s to early 2000s era. This guidance was acknowledged by the SEC in the Rule 2a-5 Adopting Release, at page 72. "Some commenters had suggested that we set an NAV error threshold, similar to that generally utilized in the industry at $0.01 a share or 0.5 percent of the NAV, as the threshold for prompt reporting [of material discrepancies to the fund board]. While we decline to establish that specific standard as what constitutes a 'material error in the calculation of net asset value' for purposes of the final rule, we agree that relying upon that standard would not be unreasonable."

(vi)	Confirm that any harmed shareholders were made whole. The Registrant notes that because there was no shareholder activity on the day of the NAV error, there was no harm to shareholders.
(vii)	Confirm procedures exist or have been adopted to minimize the chances of such errors recurring. The Registrant notes that some procedures are still subject to human error no matter how detailed policies and procedures may be. In terms of remediation, the advisor has been reminded that sending the correct prices on the trade file is important.

Comment 4. Applies to Fund 12. The periods in the line graph describing the value of $10,000 initially invested appear incorrect or incomplete. Please describe in correspondence corrective measures or explain how the periods presented are correct.

Response. Upon review, the Registrant notes that the dates presented on the x axis are the result of the graphing software default setting (a formatting issue). The Registrant undertakes to include each year on the x axis in future filings.

Comment 5. Applies to Fund 15. The periods in the line graph describing the value of $10,000 initially invested appear to omit the fiscal year ended December 31, 2022. Please describe in correspondence corrective measures or explain how the current presentation is correct.

Response. Upon review, the Registrant notes that the dates presented on the x axis are the result of the graphing software default setting (a formatting issue), which caused 12-31-22 to be omitted. The Registrant undertakes to include each year on the x axis in future filings.

Comment 6. Applies to Funds 12,13,14, and 19. The Notes to Financial Statements of the Annual Report for each describe recent regulatory updates, but do not include any commentary on the impact of such regulatory updates. Please describe in correspondence the impact on these Funds and provide an undertaking to include such in future filings.

Response. The Registrant undertakes to provide commentary on the impact of such regulatory updates in future filings. Additionally, the recent regulatory update (related to Rule 18f-4) did not impede Funds 12,13,14, and 19 as they adopted policies and procedures to comply with Rule 18f-4.

Comment 7. Applies to Fund 14 (Spectrum Unconstrained Fund). The Fund disclosed a return of capital on its Statement of Changes in Net Assets. Please confirm that the Fund complied with the shareholder notice requirements of Section 19(a) of the Investment Company Act.

Response. The Registrant confirms it complied with the shareholder notice requirements of Section 19(a) of the Investment Company Act. The distributions were not a return of capital at the time of distribution, and therefore no 19a-1 notice was issued. The return of capital determination for the Fund was made post-fiscal year end due to tax adjustments not available at the time of distribution.

Comment 8. Applies to Fund 14 (Spectrum Unconstrained Fund). Please confirm that there is no reference in (i) marketing materials, (ii) financial statements, (iii) or the Fund's website to yield or dividend rate when describing distributions that included a return of capital as such a description may be misunderstood to be income.

Response. The Registrant so confirms the statement above.

Comment 9. Applies to Funds 12,13, and 14 (Spectrum Funds). Please review Item B.23 on Form N-CEN filed December 13, 2022 and confirm the validity of the answer.

Response. Upon review the Registrant believes the answer to B.23 was valid as the distributions were not a return of capital at the time of distribution, and therefore no 19a-1 notice was issued. The return of capital determination for those Funds was made post-fiscal year due to tax adjustments not available at time of distribution. The Registrant undertakes to give closer attention to this matter in future N-CEN filings.

Comment 10. Applies to Funds 16 and 17. Each Fund's prospectus describes it as concentrated in the gold bullion industry. Please explain in correspondence, why at December 31, 2022, each Fund does not appear to hold investments in the gold bullion industry exceeding 25% of net assets.

Response. The Registrant notes that each of Fund 16 and 17 achieve gold bullion industry concentration primarily through futures contracts. As of December 31, 2022, each Fund held COMEX Gold 100 Troy Ounces Futures contracts with a value approximately equal to 100% of the net asset value of the respective Fund.

Comment 11. Applies to Funds 16 and 17. The management's discussion of fund performance should be enhanced to include a broader discussion of performance driving factors during the most recent fiscal year to include market factors, strategies and techniques used by the advisor and sub-advisor as per Item 27(b) of Form N-1A. Please explain in correspondence, how the Funds intend to enhance these disclosures in future filings.

Response. Upon review the Registrant notes that each of Fund 16 and 17 are designed to track the price of gold bullion. As such, the primary investment strategy is confined to tracking gold bullion prices through the use of futures contracts. The Registrant does not believe it can add meaningful further detail on market factors, strategies and techniques with respect to tracking gold prices. As to the short-term debt instruments that compose much of each Fund's portfolio, the Registrant undertakes to seek out means to give a more-nuanced description of market factors, strategies and techniques as they relate to interest rates in the context of the performance contribution of each Fund's portfolio of short-term debt instruments.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238.

Sincerely,

Parker Bridgeport

Senior Counsel, Thompson Hine LLP